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                                      UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (AMENDMENT NO.)*

                                 OPEN PLAN SYSTEMS, INC.

                                    (Name of Issuer)

                               Common Stock, No Par Value

                             (Title of Class of Securities)

                                      683709-10-9
                                     (CUSIP Number)

Stan A. Fischer, 4299 Carolina Avenue, Building C, Richmond, Virginia 23222
                                     (804) 228-5600

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 31, 1996

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         Page 1 of 6 Pages

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                                  SCHEDULE 13D

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      CUSIP NO. 683709-10-9                         PAGE 2 OF 6 PAGES

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1         NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stan A. Fischer

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

          Not Applicable                                              (b)  |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

          Not Applicable

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

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                         7         SOLE VOTING POWER

      NUMBER OF                    1,118,870

       SHARES          ---------------------------------------------------------
                         8         SHARED VOTING POWER
    BENEFICIALLY
                                   -0-
      OWNED BY
                       ---------------------------------------------------------
        EACH             9         SOLE DISPOSITIVE POWER

      REPORTING                    1,118,870

       PERSON          ---------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER
        WITH
                                   -0-

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          1,118,870

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                  [ ]

          Not Applicable

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.1%

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14        TYPE OF REPORTING PERSON*

          IN

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                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1. SECURITY AND ISSUER.

               This Schedule 13D relates to the Common Stock, no par value per share (the "Common Stock"), of Open Plan Systems, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a)    The reporting person is Stan A. Fischer.

               (b) The business address of Mr. Fischer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

               (c) Mr. Fischer is President and Chief Executive Officer of the Issuer, whose address is set forth in Item 1 above.

               (d) During the past five years, Mr. Fischer has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

               (e) During the past five years, Mr. Fischer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    Mr. Fischer is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The source and amount of funds or other consideration used by Mr. Fischer in making purchases of shares of the Issuer's Common Stock were as follows:

               (i) 1,062,042 shares of Common Stock were purchased for approximately $76,000 between September 21, 1989 and August 1, 1995 with personal funds; and

               (ii) 56,828 shares of Common Stock were purchased for $568,280 on May 31, 1996 with personal funds.

                                      Page 3 of 6 Pages


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ITEM 4.        PURPOSE OF TRANSACTION.

               The reporting person's purpose in acquiring Common Stock of the Issuer is personal investment. In addition, Mr. Fischer may acquire additional shares of the Issuer's Common Stock if the price is acceptable and personal funds are available for such purchase.

               There are no plans or proposals which the reporting person may have which relate to or would result in:

               (a)    the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the
                   Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or
                   dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or
                   corporate structure;

               (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

                                      Page 4 of 6 Pages


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ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Fischer is 1,118,870 or 27.1% of the issued and outstanding shares of Common Stock on June 5, 1996 (4,129,933 shares).

               (b) The reporting person possesses the sole power to vote and dispose of all of the shares of Common Stock described in Item 5(a) above.

               (c)    Not applicable.

               (d)    Not applicable.

               (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.

                                      Page 5 of 6 Pages


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                                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 1996                         /s/ Stan A. Fischer
                                            STAN A. FISCHER

Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                                      Page 6 of 6 Pages